AB 8/13

SECURITIES AND EXCHANGE COMMISSION



12062308

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/11 (MM/DD/YY) AND ENDING 05/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baker Tilly Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Terrace Court
(No. and Street)

Madison (City) WI (State) 53718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim L. Tredinnick (608) 240-2318
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, Ruttenberg & Rothblatt, P.C.
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Rd., Suite 300 (Address) Deerfield, (City) IL (State) 60015 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kim L. Tredinnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baker Tilly Capital, LLC, as of May 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Financial Officer

Title



Notary Public Exp 4/3/2016

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAKER TILLY CAPITAL, LLC

Madison, WI

Statements of Financial Condition

May 31, 2012 and 2011



Frost
Ruttenberg &
Rothblatt PC

CPAs & Business Advisors

BAKER TILLY CAPITAL, LLC

Madison, WI

Statements of Financial Condition

May 31, 2012 and 2011

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

BAKER TILLY CAPITAL, LLC

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statements of Financial Condition	2
Notes to Statements of Financial Condition	3 – 5

Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

INDEPENDENT AUDITORS' REPORT

Member and Board of Directors
Baker Tilly Capital, LLC
Madison, WI

We have audited the accompanying statements of financial condition of Baker Tilly Capital, LLC (a wholly owned subsidiary of Baker Tilly Virchow Krause, LLP) as of May 31, 2012 and 2011 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Baker Tilly Capital, LLC as of May 31, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

Frost Ruttenberg & Rothblatt, P.C.

Deerfield, Illinois
July 25, 2012

BAKER TILLY CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
May 31, 2012 and 2011

ASSETS

	2012	2011
CURRENT ASSETS		
Cash and cash equivalents	$ 521,153	$ 796,644
Accounts receivable	1,008,935	892,270
Accounts receivable from related party	154,752	484,820
Prepaid expenses	1,150	372
Total Current Assets	1,685,990	2,174,106
TOTAL ASSETS	$ 1,685,990	$ 2,174,106

LIABILITIES AND MEMBER'S EQUITY

	2012	2011
MEMBER'S EQUITY	1,685,990	2,174,106
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,685,990	$ 2,174,106

See notes to statements of financial condition.

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as an "introducing broker," electing not to carry customer monies or securities. The Company's primary sources of revenue are commissions from private investment banking activities, including mergers and acquisitions, financial restructuring and advisory services and sales of annuity products.

The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Baker Tilly Virchow Krause, LLP ("Baker Tilly"). The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue from investment banking activities that are on a commission or contingent fee basis at the time of closing of the related transaction or at the time that all related services required by the Company to complete the transaction have been provided. Revenue from engagements completed on a time and material basis are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank by the FDIC. Uninsured balances were approximately $271,000 and $547,000 at May 31, 2012 and 2011, respectively. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. As of May 31, 2012 and 2011, an allowance of $125,000 was recorded for receivables considered potentially uncollectible. Generally, interest is not accrued on delinquent accounts. The Company has a history of minimal uncollectible amounts. The Company had $566,355 and $225,574 of accounts receivable that were in excess of 90 days outstanding as of May 31, 2012 and 2011, respectively.

NOTE 2 - Significant Accounting Policies (cont.)

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to Baker Tilly (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

The Company evaluates tax positions taken within its returns for any uncertainty on an annual basis. Uncertain tax positions can result in the recognition of additional liability, including any applicable fines and penalties, or additional disclosure. As of May 31, 2012 and 2011, there were no uncertain tax positions identified by the Company requiring recognition of a liability or disclosure. The Company's federal tax returns for tax years 2009 and later and Wisconsin tax returns for tax years 2008 and later remain subject to examination.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash and cash equivalents and accounts receivable. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through July 25, 2012, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

NOTE 3 - Related-Party Transactions

The Company is wholly owned by Baker Tilly, who does not charge the Company for administrative duties performed by Baker Tilly on the Company's behalf. In addition, the Company has an Expense Sharing Agreement with Baker Tilly under which Baker Tilly pays for certain expenses on behalf of the Company.

The Company reimburses Baker Tilly monthly for salaries and wages it pays on the Company's behalf.

In addition, the Company paid $168,444 and $452,790 in commission fees to an entity related through common ownership May 31, 2012 and 2011, respectively.

At May 31, 2012 and 2011, respectively, the Company had accounts receivable of $154,752 and $484,820 due from Baker Tilly. The majority of amounts due to the Company from Baker Tilly result from client receipts posted to the Baker Tilly bank accounts which then are owed back to the Company.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2012, the Company had net capital of $521,153 which was correspondingly $516,153 in excess of its required net capital of $5,000. At May 31, 2012, the Company's net capital ratio was 0.00 to 1.00.

NOTE 5 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE 6 - Concentration of Revenue

Two customers accounted for approximately 31 percent of total revenue for the year ended May 31, 2012. One customer accounted for approximately 12 percent of total revenue for the year ended May 31, 2011.

NOTE 7 - Contingencies

In the normal course of business, the Company becomes involved in various litigation matters. The Company is currently involved in several lawsuits related to private equity underwritings completed in 2005 through 2008. Total claims currently filed total $2,885,000 and have been reported to the Company's professional liability insurance carrier. The Company disagrees with the claims and is vigorously defending the claims. The Company believes that the ultimate outcome of these claims will not have a material impact on the overall financial condition of the Company and, accordingly, no liability has been accrued for any potential settlements.